June 24, 2019

William Finn
Chief Financial Officer
Legacy Acquisition Corp.
1308 Race Street, Suite 200
Cincinnati, OH 45202

       Re: Legacy Acquisition Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 15, 2019
           File No. 001-38296

Dear Mr. Finn:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery